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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: October 31, 2018 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-33961
CUSIP NUMBER 431466101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hill International, Inc.
Full Name of Registrant

Former Name if Applicable

One Commerce Square 2005 Market Street, 17th Floor
Address of Principal Executive Office (Street and Number)

Philadelphia, Pennsylvania 19103
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the interim period ended September 30, 2017 because the Registrant continues work on the restatement which was disclosed in the Registrant’s Current Report on Form 8-K, filed with the Commission on September 21, 2017 (the “Prior Form 8-K”). The Registrant continues its review of the accounting for (i) the sale of its Construction Claims Group and other comprehensive income (loss), including foreign currency adjustments related to intercompany balances and (ii) revenue recognition (collectively, the “Restatement Adjustments”). The Company has not yet determined the impact of any Restatement Adjustments related to revenue recognition accounting and any such adjustments were not included in prior estimates of the impact of the contemplated restatement. The Registrant, with the assistance of outside financial consultants, continues to evaluate its historical and current practices with respect to accounting for the Restatement Adjustments in accordance with accounting principles generally accepted in the United States, which will affect the financial statements included in the Registrant’s Quarterly Report on Form 10-Q for the interim period ended September 30, 2017. There can be no assurance that the actual effects of the corrections on the Registrant’s consolidated financial statements will not differ materially from the Registrant’s current expectation set forth in the Prior Form 8-K, or that additional items in need of correction will not be discovered. The Registrant intends to file its periodic reports that are currently late as soon as practicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	John Fanelli III	215	309-7700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	The Registrant has not yet filed its Quarterly Report on Form 10-Q for the period ended June 30, 2017.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the Registrant continues work on the restatement which was disclosed in the Prior Form 8-K. The Registrant anticipates that the Restatement Adjustments will affect the Registrant’s results of operations for the three and nine months ended September 30, 2016 which will be included in the Registrant’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2017 but is not currently able to provide a reasonable estimate regarding the results as of the date of this filing because the Registrant has not completed its determination of the Restatement Adjustments. The Registrant intends to file its periodic reports that are currently late as soon as practicable.

HILL INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2017	By:	/s/ John Fanelli III
		Name:	John Fanelli III
		Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).